SCHEDULE 13G

Amendment No. 8
Fremont General Corporation
Common Stock
Cusip # 357288109


Cusip # 357288109
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	290,947
Item 6:	None
Item 7:	3,810,442
Item 8:	None
Item 9:	3,810,442
Item 11:	11.54%
Item 12:	HC




Cusip # 357288109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	3,810,442
Item 8:	None
Item 9:	3,810,442
Item 11:	11.54%
Item 12:	IN



Cusip # 357288109
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	3,810,442
Item 8:	None
Item 9:	3,810,442
Item 11:	11.54%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Fremont General Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2020 Santa Monica Blvd, Ste 600
		Santa Monica, CA  90404

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		357288109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	3,810,442

	(b)	Percent of Class:
	11.54%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	290,947

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	3,810,442

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Fremont General Corporation. The interest of one person, Fidelity Equity-Income Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Fremont General Corporation, amounted to 1,811,228 shares or 5.49% of the total outstanding common stock at December 31, 1997.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Fremont General Corporation at December 31, 1997 is true, complete and correct.


	February 14, 1998
Date



	/s/Eric D. Roiter
Signature



	Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by
and on behalf
of FMR Corp. and its direct
and indirect
subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,379,708 shares or 10.24% of the common stock outstanding of Fremont General Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Equity-Income Fund, amounted to 1,811,228 shares or 5.49% of the common stock outstanding. Fidelity Equity-Income Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 3,379,708 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 430,734 shares or 1.30% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 430,734 shares and sole power to vote or to direct the voting of 290,947 shares, and no power to vote or to direct the voting of 139,787 shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Fremont General Corporation at December 31, 1997.
	FMR Corp.
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under of Power
of Attorney
dated December 30, 1997, by
and on behalf
of FMR Corp. and its direct
and indirect subsidiaries
	Edward C. Johnson 3d
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by
and on behalf
of Edward C. Johnson 3d
	Abigail P. Johnson
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by
and on behalf
of Abigail P. Johnson
	Fidelity Management & Research Company
	By	/s/Eric D. Roiter
Eric D. Roiter
V.P. and General Counsel
	Fidelity Equity-Income Fund
	By	/s/Eric D. Roiter
Eric D. Roiter
Secretary